FOR IMMEDIATE RELEASE

Contact:
Paula Murray
QSound Labs, Inc.
954-796-8798
paula.murray@qsound.com

QSOUND LABS' microQ™ Shipping in Pantech's 3G Duo Smartphone

MicroQ's Superior Audio Capabilities Incorporated into Pantech's Windows Mobile 6 Phones beginning with AT&T's C810

Calgary, Alberta - November 5, 2007 - QSound Labs, Inc. (NASDAQ: QSND), a leading technology developer of audio and voice software solutions, today announced that Pantech Co., Ltd is shipping key microQ components in Pantech's first Windows Mobile 6 Smartphone, the Duo™. Available exclusively from AT&T, this trend-setting dual-mode slider phone features Office Mobile, music and multimedia entertainment functions over 3G HSDPA connectivity for a superb mobile broadband experience.

"We are pleased that Pantech selected our microQ audio engine for its first Windows Mobile 6 dual slider smartphone," said David Gallagher, President and CEO of QSound Labs. "Adding Pantech to our growing list of microQ licensees is very gratifying and again demonstrates that QSound is the "supplier of choice" for superior audio solutions in the mobile and broadband communications market."

About microQ

The microQ feature set is unmatched by any single vendor. It is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable. Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer. Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio for games.

About Pantech

Pantech Group, through its affiliates - Pantech Co., Ltd., Pantech&Curitel Communications, Inc. and Pantech C&I Co., Ltd. - is one of Korea's top three mobile handset makers. Pantech has received wide-ranging industry recognition for its innovative handset designs, and has also introduced a significant number of breakthrough technologies in the mobile phone industry. Established in 1991, Pantech collectively has approximately 2,800 employees and 14 regional sales offices worldwide. For more information on Pantech, please visit www.pantech.com.

About QSound Labs, Inc.

Since its inception in 1986, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. QSound has developed proprietary audio solutions that include virtual surround sound, positional audio, ringtone synthesis and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. The company's customer and partner roster includes leading audio platform and product companies from around the globe. QSound has support worldwide with offices located in North America, Asia and Europe. To hear 3D audio demos and learn more about QSound, visit the company web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, use of microQ in Pantech's Windows Mobile 6 phones. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued use of microQ by Pantech, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.